December 21, 2012

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	John Cash
Kevin Stertzel

Re:	Cereplast, Inc. (the “Company”)
Form 10-Q for the Fiscal Quarter Ended September 30, 2012
Filed November 14, 2012
File No. 1-34689

Ladies and Gentlemen:

The following addresses the comments of the reviewing staff of the Commission set forth in its letter dated December 19, 2012. We respond to such comments as follows:

Form 10-Q for Fiscal Quarter Ended September 30, 2012

Management’s Discussion and Analysis of Financial Condition

Critical Accounting Policies and Use of Estimates, page 21

Property and Equipment, page 22

1.	We note your product sales for the three and nine month period ended September 30, 2012 remain at significantly reduced levels. As such, please expand your property and equipment critical accounting policy disclosures to address your key assumptions used to evaluate whether impairment exists relative to your long lived assets. In addition address the specific uncertainties associated with the methods, assumptions, or levels of judgment utilized in determining that no accounting was required.

Response:

•

We will expand our Critical Accounting Policies disclosures in future filings to address our key assumptions used in our impairment evaluation as required in Accounting Standards Codification 360, Property and Equipment. We will add a new disclosure for Impairment of Long-Lived Assets to follow Property and Equipment as follows:

Corporate Headquarters: 300 N. Continental Blvd., Suite 100, El Segundo, CA 90245 / Phone: 310.615.1900 / Fax: 310.615.9800 / www.cereplast.com

Impairment of Long-Lived Assets

We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. Factors we consider include:

•	Significant changes in the operational performance or manner of use of acquired assets or the strategy for our overall business,

•	Significant negative market conditions or economic trends, and

•	Significant technological changes or legal factors which may render the asset obsolete.

We evaluate long-lived assets based upon an estimate of future undiscounted cash flows. Recoverability of these assets is measured by comparing the carrying value to the future net undiscounted cash flows expected to be generated by the asset. An impairment loss is recognized when the carrying value exceeds the undiscounted future cash flows estimated to result from the use and eventual disposition of the asset. Future net undiscounted cash flows include estimates of future revenues and expenses which are based on projected growth rates. We continually use judgment when applying these impairment rules to determine the timing of the impairment tests, the undiscounted cash flows used to assess impairments and the fair value of a potentially impaired asset. The reasonableness of our judgment could significantly affect the carrying value of our long-lived assets.

During fiscal year 2012, we experienced a significant decline in sales volume due to liquidity and sales resource constraints, which we believe to be temporary. Our reduced production volume has not changed the manner in which we use our property and equipment, nor its physical condition. Our current estimate of future net undiscounted cash flows indicates that the carrying value of our long-lived assets is recoverable and therefore no impairment is indicated.

We acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing adequately addresses and comments of the Commission. Should you have any questions, please do not hesitate to contact the undersigned at 310-615-1900 ext. 121.

Very truly yours,

/s/ Michael Okada
Michael Okada
Vice President & Chief Accounting Officer